

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2021

Keary L. Colwell
Chief Financial Officer and Corporate Secretary
BayCom Corp
500 Ygnacio Valley Road, Suite 200
Walnut Creek, CA 94596

> **Re: BayCom Corp**
> **Registration Statement on Form S-4**
> **Filed October 18, 2021**
> **File No. 333-260336**

Dear Ms. Colwell:

We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-4

Where You Can Find More Information, page 138

1.   It appears that you have elected to furnish information by incorporation by reference in accordance with the provisions of Item 10 of Form S-4. Please amend to provide disclosure pursuant to paragraphs (a) and (b) of Item 11 of Form S-4, or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-3758 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Dave M. Muchnikoff, P.C.